Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

December 13, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Transamerica Funds (the “Registrant”)
1933 Act File No.: 033-02659
1940 Act File No.: 811-04556
Registration Statement on Form N-14 (File Nos. 333-177973)

Dear Sir or Madam:

The Registrant requests the withdrawal of the filing of the Registration Statement on Form N-14 under the Securities Act of 1933 (the “Securities Act”) on November 14, 2011 (SEC Accession No. 0001193125-11-311467).

Please direct any questions concerning this filing to the undersigned at (727) 299-1836.

Sincerely,

/S/ Tanya L. Goins
Tanya L. Goins
Senior Counsel